Exhibit 5(a)

Postbus 7113 1007 JC Amsterdam Prinses Irenestraat 59 1077 WV Amsterdam T +31 20 541 46 46 F +31 20 661 28 27	NautaDutilh Amsterdam, 6 March 2002 ABN AMRO Holding N.V. Gustav Mahlerlaan 10 1082 PP AMSTERDAM

Ladies and Gentlemen,

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This opinion is rendered to you at your request in connection with the registration statement on Form S-8 (the “Registration Statement”) to be filed by ABN AMRO Holding N.V., a public company with limited liability (“naamloze vennootschap”) organised under the laws of the Netherlands and established in Amsterdam (the “Company”), with the Securities and Exchange Commission pursuant to the United States Securities Act of 1933 of units (the “Units”) pursuant to the rules of the ABN AMRO Key Employee Programme with Co-Investment Plan dated 26 February 2002, in the form as submitted to and approved by the executive committee of the Company (the “Plan”).

For the purposes of this opinion, we have solely examined and relied on the following documents:

(A)	a faxed copy of the deed of incorporation (the “Deed of Incorporation”; in Dutch: “akte van oprichting”) of the Company dated 30 May 1990, stating that the statement of no objection from the Minister of Justice in the Netherlands has been obtained on 30 May 1990 with number N.V. 385.573;

(B)	a faxed copy of the articles of association of the Company, as last amended on 17 May 2001 (the “Articles of Association”; in Dutch: “statuten”), stating that the statement of no objection from the Minister of Justice in the Netherlands has been obtained on 11 May 2001 with number N.V. 385.573 and which amendment according to the extract mentioned below under sub (C) is the most recent amendment to the Articles of Association;

(C)	a faxed copy of an extract dated 5 March 2002 (the “Extract”) from the Commercial Register of the Chamber of Commerce and Industry at Amsterdam, relating to the Company, confirmed to us by telephone to be correct on the date hereof;

(D)	the Plan;

(E)	a draft of the Registration Statement;

Capitalised terms used in the Plan shall have the same meaning in this opinion, except if explicitly provided otherwise.

The following opinion is limited in all respects to the laws of the Netherlands as they are in force and effect at the date hereof and as they are interpreted under authoritative literature and published case law of the Netherlands courts at the date hereof. We do not express any opinion on tax laws of the Netherlands or any tax treaties to which the Netherlands are a party.

In this opinion, legal concepts under Netherlands law are sometimes expressed in English terms and not in their original Netherlands terms. The concepts concerned may not be identical to the concepts described by such English terms as they exist under the laws of different jurisdictions.

This opinion shall be governed by and shall be construed and have effect in accordance with the laws of the Netherlands and any issues of interpretation or liability arising under this opinion shall be submitted to the exclusive jurisdiction of the competent courts in the Netherlands.

Any liability resulting from or in connection with this opinion shall be limited to the amount which is paid out under NautaDutilh’s professional liability policy in the relevant matter.

In rendering this opinion we have assumed that:

(a)	all documents submitted to us and the signatures and initials therein are genuine, that all documents submitted to us as photocopies or facsimile copies are in conformity with the originals and that all documents have been signed in the form of the documents submitted to us;

(b)	notwithstanding article 10 of the Plan, the Plan and the Units issued from time to time thereunder constitute legal, valid and binding obligations of the Company, enforceable in accordance with their respective terms, under all applicable laws (other than the laws of the Netherlands), including the laws of England to which they are expressed to be subject;

(c)	the Units will be issued by the Company in compliance with the provisions of the Plan;

(d)	the establishment of the Plan, the issue of the Units and the transactions contemplated thereby or connected thereto (whether individually or seen as a whole) do not constitute or result in a conflict of interest between the Company and any of its directors;

(e)	the Company has not been dissolved (in Dutch: “ontbonden”), become subject to emergency regulations (in Dutch: “noodregeling”) as referred to in chapter X of the Act on the Supervision of the Credit System (in Dutch: “Wet toezicht kredietwezen 1992”) or declared bankrupt (in Dutch: “failliet verklaard”), it being hereby confirmed that our inquiries with the Commercial Register of the Chamber of Commerce and Industry at Amsterdam, and the bankruptcy registry (in Dutch: “faillissementsgriffie”) of the District Court at Amsterdam made today by telephone, have revealed no information to the effect that any such event has occurred with respect to the Company, but it should be noted that this is no conclusive evidence that no such event has occurred;

(f)	the Managing Board (“Raad van Bestuur”) of the Company has resolved to establish the Plan and to issue Units from time to time thereunder, which resolution has not been revoked or nullified;

(g)	the board resolution as referred to under (f) above has been notified to the competent bodies of the works council of ABN AMRO group as required by Article 35 jo. 27 of the Works Councils Act and Article 19 of the Act on the European Works Council and such bodies have, to the extent required, confirmed that they will not take any action pursuant to Article 27 paragraph 5 of the Works Councils Act;

(h)	the establishment of the Plan and the issue of Units from time to time thereunder is not subject to approval of the Supervisory Board ("Raad van Commissarissen") of the Company;

(i)	each of the members of the Committee has been duly and validly appointed and authorised by the Company to issue Units under the Plan from time to time and such appointment and authorisation has not been revoked, amended or terminated;

(j)	the choice of the laws of England to govern the Plan is valid under the laws of England and would be recognised and given effect by the courts of England;

(k)	the submission by the Company to the jurisdiction of the courts of England in the Plan is valid and binding under English law and is not subject to unilateral revocation under these laws and would be recognised and given effect to by the courts of England;

(l)	the Units will be governed by English law;

(m)	no foreign law affects this opinion;

Based upon and subject to the foregoing and subject to the qualifications listed below and to any matters not disclosed to us, we are of the opinion that the Units will constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

The opinion expressed above is subject to the following qualifications:

(i)	This opinion is limited by any applicable bankruptcy, suspension of payments, emergency regulations and other similar laws affecting creditors rights generally and to limitations, rules of “force majeure”, rules of “imprévision”, set-off, prescription and other defences afforded by Netherlands law to obligors generally.

(ii)	The term “enforceable” used above means that the relevant obligations are generally enforced by the courts of the Netherlands; it does not mean that those obligations will necessarily be enforced under all circumstances in accordance with their terms and conditions and nothing in this opinion must be taken as indicating that such obligations would be specifically enforceable or that injunctive relief would be available as a remedy for the enforcement of such obligations.

(iii)	The enforceability of the Units may be limited to the extent that a Netherlands court deems enforcement contrary to the principles of fairness and reasonableness (in Dutch: "redelijkheid en billijkheid").

(iv)	Section 3:45(1) of the Netherlands Civil Code (“NCC”) provides that where a debtor who enters into a transaction without being legally obliged to do so, knew or should have known that the possibilities for one or more if its creditors to seek recourse against its assets would be negatively affected thereby, any creditor whose possibilities to recover his claim have been prejudiced has the right to invoke the nullity of such transaction if certain conditions are met (“actio pauliana”). Pursuant to certain provisions of the Netherlands Bankruptcy Code a trustee in bankruptcy can exercise the right to invoke the nullity on behalf of the bankrupt’s estate in similar situations.

(v)	The enforcement of the Units in the Netherlands will be subject to the rules of civil procedure as applied by the Netherlands courts.

(vi)	No opinion is rendered on the acquisition of shares in the Company in connection with the issue of Units under the Plan.

(vii)	It is uncertain under the laws of the Netherlands whether upon the enforcement of a judgement for a sum of money expressed in foreign currency against assets of the debtor situated in the Netherlands proceeds can be obtained in such foreign currency or whether proceeds can only be obtained in Netherlands’ currency which subsequently has to be converted into such foreign currency.

(viii)	It should be noted that the Netherlands courts may (i) apply rules of Netherlands law in a situation where those rules are mandatory irrespective of the law otherwise applicable to the contract concerned, (ii) give effect to the mandatory rules of the laws of any other country with which the situation adjudicated has a close connection, if and in so far as, under the laws of such country, those rules must be applied whatever the law applicable to the contract and (iii) refuse the application of a rule of English law, if such application is manifestly incompatible with the public policy (“ordre public”) of the Netherlands.

(ix)	Under section 2:7 NCC a transaction entered into by a legal entity can be annulled if the objects of that entity are thereby exceeded and the other party was or should, without making its own enquiries, have been aware thereof. Only the legal entity can invoke this ground for annulment.

There is uncertainty as to the question of when the objects of the legal entity are exceeded (i.e., when a transaction is ultra vires). Article 2:7 is intended to implement Article 9 (1) of the first EC Directive on company law, the basic rule of which is that a company is bound by transactions entered into by its bodies even if such transactions do not fall within the scope of the company’s objects. The only exception permitted by the Directive is that the company may annul a transaction which is ultra vires and of which the other party was or should have been aware that this was the case. The Netherlands Supreme Court has ruled that in determining whether a transaction is ultra vires all circumstances must be taken into account and that the extent to which the objects have been defined in the articles of association is not the only decisive factor. The fact that the company forms part of a group of companies may be a relevant factor. Other relevant factors have so far not been identified by the Netherlands Supreme Court. It should be noted that only the Court of Justice of the European Union is competent to give a final interpretation to Article 9 (1) of the Directive.

This opinion speaks as of its date. Without our prior written consent this opinion may not be disclosed to or relied upon by any person other than you and your legal advisers.

We hereby consent to the filing of this opinion as exhibit to the Registration Statement. In giving such consent, we do not admit that we are in the category of persons whose consent is required under section 7 of the Securities Act of 1933.

Yours faithfully,

NautaDutilh

NautaDutilh is a partnership consisting of professional corporations and natural persons. NautaDutilh’s general conditions apply to all legal relationships to which it is a party and contain a limitation of liability clause. The general conditions can be consulted at www.nautadutilh.com and will be sent upon request free of charge.

ABN AMRO Bank 46.69.93.293; Fortis Bank 64.21.43.218; Postbank 50296 Account Name: Stichting Beheer Derdengelden Advocatuur NautaDutilh.